January 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Gaming US LLC
Amendment No. 1 to Registration Statement on Form S-1 (as amended, the “Registration Statement”)
Filed December 31, 2020
File No. 333-251501

Dear Ladies and Gentlemen:

On behalf of Motorsport Gaming US LLC (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof. For your convenience, we are also delivering to you a copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the above-referenced Registration Statement filed with the Commission on December 31, 2020.

The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated January 4, 2021 (the “Comment Letter”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the comment in the Comment Letter. Capitalized terms used and not defined have the meanings given in Amendment No. 2. All references to page numbers in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Form S-1 filed December 31, 2020

Risk Factors

Risks Related to the Company

We may in the future be subject to legal proceedings in the ordinary course of our business...,

1.	Clarify the number of shares you purchased that the minority stockholder alleges did not follow the right of first refusal provisions in the Stockholders’ Agreement, and the percentage of the total outstanding shares of 704Games that these shares represent. Please also clarify the implications of remedies sought by the minority stockholder, including whether there is risk to your majority controlling ownership interest of 704Games.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 in Amendment No. 2 to, among other things, clarify that the Company purchased an aggregate of 116,608 shares of common stock of 704Games (representing approximately 28.7% of the outstanding shares of 704Games) in connection with its August 2020 and October 2020 purchases from certain selling stockholders. The Company advises the Staff that no remedies have been sought by the minority stockholder in connection with this matter as of the date of the filing of Amendment No. 2. Additionally, the Company has carefully reviewed this matter with legal counsel and firmly believes that the allegations are completely without merit. The Company further advises the Staff that it does not believe there is a material risk to the Company’s majority controlling ownership interest of 704Games because the Company already owned 53.5% of the outstanding shares of 704Games prior to the August 2020 and October 2020 acquisitions in question, and it does not believe that there is a material risk to the Company overall.

* * *

If you have any additional questions or comments, please feel free to contact me directly at (714) 427-7442 (email: spavluk@swlaw.com) with any questions.

Very truly yours,

/s/ Serge Pavluk
Serge Pavluk
of Snell & Wilmer L.L.P.

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP